SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Tylan General, Inc.
                               (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   902169101
                                 (CUSIP Number)

           Patrick W. Allender         Morris J. Kramer
           Danaher Corporation         Skadden, Arps, Slate,
           1250 24th Street, N.W.      Meagher & Flom
           Suite 800                   919 Third Avenue
           Washington, DC 20037        New York, NY 10022
           (202) 828-0850              (212) 735-3000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               October 18, 1996
          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                    Danaher Corporation ("Danaher") and DH Holdings Corporation hereby amend and supplement their Schedule 13D relating to the shares of common stock, par value $.001 per share (the "Shares"), of Tylan General, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

          Item 4.   Purpose of Transaction.

                    On October 18, 1996, Danaher and the Issuer executed a Confidentiality Agreement (the "Confidentiality Agreement"). Danaher has been furnished with certain information regarding the Issuer, and may be furnished with additional information. Danaher intends to evaluate such material in connection with its consideration of a possible negotiated transaction with the Issuer, such as the acquisition of control of, and the entire equity interest in, the Issuer. As a result of such evaluation and consideration, Danaher may determine to make a proposal to acquire control of, and the entire equity interest in, the Issuer. As described below, pursuant to the terms of the Confidentiality Agreement, Danaher may make such a proposal only if invited to do so by a Special Committee of independent directors of the Issuer (the "Special Committee"). There can be no assurances that Danaher will determine to make a proposal to the Issuer, that it will be invited to do so or that any transactions will result.

          Item 5.   Interest in Securities of the Issuer.

               (a) As of the close of business on October 18, 1996, the Reporting Persons beneficially owned 678,400 Shares. Such Shares constituted approximately 8.65% of the outstanding Shares (based on 7,841,082 outstanding shares as set forth in the Issuer's Form 10-Q for the fiscal quarter ended July 28, 1996).

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Danaher has entered into the Confidentiality
          Agreement with the Issuer. The Confidentiality Agreement provides, among other things, that, subject to the terms thereof, Danaher and its affiliates (i) will hold confidential certain information furnished to it by the Issuer, (ii) will not disclose the status of discussions with the Issuer and (iii) will not, for a period of 120 days from the date of the Confidentiality Agreement, unless invited by the Special Committee, (a) affect, seek, offer or propose (x) any acquisition of securities or assets of the Issuer, (y) any extraordinary transaction with respect to the Issuer, (z) any solicitation of proxies with respect to any voting securities of the Issuer, (b) otherwise act to seek to control or influence the management, Board of Directors or policies of the Issuer, (c) take any action which might force the Issuer to make a public announcement regarding the matters set forth in (a), above, or (d) enter into discussions with third parties with respect to any of the foregoing.


                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  October 21, 1996

                                        DANAHER CORPORATION

                                        By:/s/ C. Scott Brannan
                                            Name:  C. Scott Brannan
                                            Title: Vice President
                                                   Administration
                                                   and Controller

                                        DH HOLDINGS CORPORATION

                                        By:/s/ C. Scott Brannan
                                            Name:  C. Scott Brannan
                                            Title: Secretary